Reply Attention of	Virgil Z. Hlus	Clark Wilson LLP
Direct Tel.	604.891.7707	Barristers & Solicitors
EMail Address	vzh@cwilson.com	Patent & Trade-mark Agents
Our File No.	28313-0001 / CW5724629.1	800-885 W Georgia Street
		Vancouver, BC Canada V6C 3H1
		Tel.	604.687.5700
		Fax	604.687.6314

October 22, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention: Jan Woo, Attorney-Adviser

Dear Sirs/Mesdames:

Re:	CounterPath Corporation
Registration Statement on Form S-3
Filed September 17, 2012
File No. 333-183940

     Thank you for your letter of October 22, 2012 addressed to David Karp, Chief Financial Officer of CounterPath Corporation (the “Company”), with respect to the above-noted filing by the Company. We provide below the Company’s response to your comments. For your ease of reference, we have reproduced your comments below.

General

1.

We note your response letter dated October 12, 2012. However, please tell us why you have included the shares owned by Covington Capital Corporation in computing your public float. It appears that Covington Capital Corporation may be deemed an affiliate under Rule 405 of the Securities Act and should be excluded from your calculations. According to your definitive proxy statement, Covington Capital Corporation beneficially owned 15.7% of the outstanding common stock of the company as of August 1, 2012. It also appears that William Jin, a director of the company, also serves as a senior vice president of Covington Capital Corporation. Please provide further analysis as to why you are eligible to rely on General Instruction I.B.1 to the Form S-3 in registering this transaction on Form S-3.

The shares owned by Covington Capital Corporation (“Covington”) were included in computing the public float of the Company because Covington is a non-affiliate of the Company. The Company is satisfied that Covington is a non-affiliate based on the facts and circumstances surrounding Covington’s ownership of the Company’s shares and Covington’s historical actions and representations regarding control of the Company.

The definitions of “affiliate” and “control” are set forth in Rule 405 of the Securities Act, as follows:

www.cwilson.com

Affiliate. An affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Control. The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

The Company has determined that Covington is not a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company based on: (i) the number of shares held by Covington relative to other major shareholders; (ii) the intentions of Covington as indicated in filings with the SEC; (iii) historical dealings between the Company and Covington; and (iv) the internal control structure of Covington, all of which are described in greater detail below.

Relative Ownership

As indicated the Company’s Definitive Proxy Statement dated August 13, 2012, the four largest shareholders of the Company are as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Terence Matthews 350 Legget Drive, P.O. Box 13089 Kanata, Ontario	8,761,025 (3)	21.0%
Covington Capital Corporation 87 Front St. East Suite 400, Toronto, Ontario Canada, M5E 1B8	6,540,241 (4)(5)	15.7%
FMR, LLC 82 Devonshire Street, Boston, Massachusetts, 02109	4,270,000 (6)	9.94%
Steven Bruk 3790 Southridge Avenue West Vancouver, BC, Canada V7V 3J1	3,270,518 (7)	7.9%

Notes:
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)

Percentage based on 41,563,353 shares of common stock outstanding on August 1, 2012, including shares of common stock subject to options, deferred share units, or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of August1, 2012 which are deemed outstanding for computing the percentage of the person holding such option, deferred share unit or warrant but are not deemed outstanding for computing the percentage of any other person.

(3)

Includes 8,633,025 shares of common stock held by Wesley Clover Corporation. Also includes shares subject to stock options of a total of 18,000 shares of common stock issued on August 2, 2007 and held by Mr. Matthews that are vested and are exercisable at a price of $2.00 per common share, expiring between October 1, 2012 and February 28, 2015. Also includes 110,000 shares subject to deferred share units.

(4)

Covington Capital Corporation is the investment manager of Covington Venture Fund Inc., the beneficial owner of 4,082,550 shares of common stock and Covington Fund II Inc., the beneficial owner of 2,157,691 shares of common stock. Covington Capital Corporation exercises shared voting power and sole dispositive power over the shares of common stock held by Covington Venture Fund Inc. and Covington Fund II Inc.

(5)

Includes 300,000 shares of common stock that may be acquired on the exercise of warrants held by Covington Fund II Inc. Each warrant of which entitles the holder thereof to purchase one share of common stock at the exercise price of $3.25 per share on or before June 19, 2014.

(6)

Includes 1,260,000 warrants held by FMR LLC, with each warrant entitling the holder to purchase one share of common stock at the exercise price of $2.25 per share on or before June 14, 2013. Includes 265,000 shares of common stock and 132,500 warrants acquired on June 19, 2012 pursuant to a private placement of our company. Each warrant entitles the holder to purchase one share of common stock at the exercise price of $3.25 per share on or before June 19, 2014.

(7)

Includes 146,000 shares of common stock held by the spouse of Mr. Bruk and 2,974,050 shares of common stock held by KMB Trac Two Holdings Ltd. (“KMB”). Mr. Bruk’s spouse is the sole shareholder of KMB.

Covington beneficially owns 15.7% of the outstanding shares of the Company, making Covington the second largest beneficial shareholder next to Terence Matthews (“Matthews”), who beneficially owns 21.0% . Taking into account the actual number of shares beneficially owned as of August 1, 2012 (i.e., excluding shares exercisable or convertible into shares of the Company), Covington owns 15.0% and Matthews owns 20.8% . Other significant beneficial owners of the Company’s outstanding common stock include FMR, LLC (9.94%) and Steven Bruk (7.9%) . Taken together, Matthews alone, and perhaps certain of the other significant beneficial owners working together, can effectively mitigate any attempted control by Covington over the Company.

Intentions of Covington

Covington’s Schedule 13D/A dated June 19, 2012, which was filed in connection with a transfer of shares of the Company between related entities, under Item 4 provides as follows:

“[Covington Venture Fund Inc. (“CVF”)] transferred the [shares] of the Issuer for investment purposes. In that connection, [Covington Capital Corporation “(Covington Capital”)], CVF and [Covington Fund II Inc. (“Covington Fund II”)] may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons [(as defined in the Schedule 13D/A)] intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time and other than as described in Item 5 of this Schedule 13D, to the knowledge of each of Covington Capital, CVF and Covington Fund II, none of any of its executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although each of them reserves the right to make additional purchases on the open market, in private transactions and from treasury. To the knowledge of each of Covington Capital, CVF and Covington Fund II, none of any of its executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.”

As indicated, Covington beneficially owns shares of the Company for investment purposes only. In addition, Covington has indicated that none of its executive officers or directors has any plans or proposals which relate to or would result in any of the actions set out above. Taken together, the Company is satisfied that Covington has no present intention to control the Company.

Historical Dealings

Covington has beneficially owned greater than 10% of the outstanding shares of the Company since February 2008. Since that time, Covington has neither positively exercised the power to direct the management and policies of the Company nor has Covington indirectly made any requests or demands of the Company which have ultimately affected the management or policies of the Company. In addition, in June, 2011, Covington expressly considered the question of whether or not it was an affiliate and advised that Company that it did not consider itself to be an affiliate of the Company. Although it is immaterial that Covington has paid, and/or pays, no attention to the management of the Company, other factors, specifically the beneficial ownership of other significant shareholders appears to mitigate the ability of Covington to control management and/or the policies of the Company.

Control Structure

Neither the Company nor Covington are under common control with any person, including William Jin. Mr. Jin is a director of the Company and a Senior Vice-President of Covington Capital Corporation. As one of seven members that serve as the board of directors of the Company, Mr. Jin does not have the ability to singly influence or control management and/or the policies of the Company. Further, as director of the Company, Mr. Jin has a fiduciary duty to act in the best interests of the Company. In his capacity as a director, Mr. Jin’s position with Covington cannot interfere with his duty to the Company.

Covington is an investment manager of Covington Venture Fund Inc. (“Covington Venture”) and Covington Fund II Inc. (“Covington Fund”). Covington Venture has the power to vote the 4,082,550 shares of the Company registered in its name. The board of directors of Covington Venture is comprised of seven individuals, and does not include Mr. Jin. Covington Fund has the power to vote the 2,457,691 shares of the Company (including 300,000 shares of the Company issuable from the exercise of warrants) registered in its name. The board of directors of Covington Fund is comprised of seven individuals, and does not include Mr. Jin. The respective boards of directors of Covington Venture and Covington Fund make decisions with respect to voting the shares of the Company which best suit such entities. In his capacity as Senior Vice-President of Covington, Mr. Jin does not exercise voting control over any of the shares of the Company beneficially owned by Covington.

Summary

For the reasons set forth above, namely, (i) the number of shares held by Covington relative to other major shareholders; (ii) the intentions of Covington as indicated in filings with the SEC; (iii) historical dealings between the Company and Covington; and (iv) the internal control structure of Covington, the Company has determined that Covington is not a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company (i.e., that Covington is a non-affiliate of the Company).

***

     We look forward to any further comments you may have with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Hlus

Virgil Z. Hlus

VZH/LJM

Encl.

cc:	CounterPath Corporation
Attn: David Karp, CFO